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MAR 01 2017

Washington DC 406

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51213

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Westchester Capital Planning, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

21 Millbrook Lane
(No. and Street)

Kerhonkson, N.Y. 12446
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Ross (845) 626-1118
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ron Friedman, CPA
(Name – *if individual, state last, first, middle name*)

177 White Plains Road (14e) Tarrytown, NY 10591
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael Ross, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Westchester Capital Planning, Inc, as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

ZENOVIA M STECYK
NOTARY PUBLIC STATE OF NEW YORK
ULSTER COUNTY
LIC. #01ST6153664
COMM. EXP. 10/16/2018

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WESTCHESTER CAPITAL PLANNING, INC.

AUDITED FINANCIAL STATEMENTS

DECEMBER 31, 2016 & 2015

Westchester Capital Planning, Inc.
Table of Contents

RON FRIEDMAN
CPA

Independent Auditor's Report

Board of Directors and Shareholders
Westchester Capital Planning, Inc.

We have audited the accompanying statements of financial condition of Westchester Capital Planning, Inc. (the "Company") as of December 31, 2016 and 2015, and the related statements of income and changes in stockholders' equity, and statements of cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. The Company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with standards of the Public Company Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. The Company is not required to, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Westchester Capital Planning, Inc. as of December 31, 2016 and 2015, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

The accompanying supplemental information including Schedule I-Computation of Net Capital, Under Rule 15c3-1 of the Securities and Exchange Commission, has been subjected to audit procedures performed in conjunction with the audits of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ron Friedman

Ron Friedman, CPA
February 24, 2017

Westchester Capital Planning, Inc.
Statements of Financial Condition
For the Year Ended December 31,

	2016	2015
ASSETS		
Current Assets		
Cash	$ 10,029	$ 9,972
Total current assets	10,029	9,972
Fixed Assets		
Computer equipment	2,183	2,183
Less: Accumulated depreciation	(2,183)	(2,183)
Total fixed assets	-	-
TOTAL ASSETS	$ 10,029	$ 9,972
LIABILITIES AND STOCKHOLDER'S EQUITY		
Current liabilities		
Accounts payable	$ 491	$ 457
Accrued expenses	1,865	2,115
Total current liabilities	2,356	2,572
Stockholder's equity		
Common Stock-no par value, 200 shares authorized, issued and outstanding	2,000	2,000
Additional paid in capital	18,422	18,422
Retained earnings (deficit)	(12,749)	(13,022)
Total stockholder's equity	7,673	7,400
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 10,029	$ 9,972

See accompanying notes to the financial statements

Westchester Capital Planning, Inc.
Statements of Income and Retained Earnings (Deficit)
For the Year Ended December 31,

	2016	2015
Revenues		
Commission income	$ 78,513	$ 74,177
Total Revenue	78,513	74,177
Expenses		
Officer salary	10,700	10,500
Payroll tax expense	1,053	1,024
Auto expenses	6,316	6,185
Bank service charges	285	199
Office expense	289	1,175
License and registrations	1,589	2,333
Legal and accounting	2,770	2,640
Rent and office services	3,240	3,240
Postage	471	1,020
Telephone	2,892	2,892
Total operating expenses	29,605	31,208
Net income	48,908	42,969
Retained earnings (deficit), beginning of year	(13,022)	(8,382)
Shareholder distributions	(48,635)	(47,609)
Retained earnings (deficit), end of year	$ (12,749)	$ (13,022)

See accompanying notes to the financial statements

Westchester Capital Planning, Inc.
Statements of Cash Flows
For the Year Ended December 31,

		2016		2015
Cash flows from operating activities				
Net Income	$	48,908	$	42,969
Adjustments to reconcile net income to cash provided by operating activities:				
Accrued expenses		34		(150)
Accounts payable		(250)		(143)
Cash provided by operating activities		48,692		42,676
Cash flows from financing activities				
Shareholder distributions		(48,635)		(47,609)
Cash (used) for financing activities		(48,635)		(47,609)
Increase (decrease) in cash for the period		57		(4,933)
Cash-beginning of period		9,972		14,905
Cash-end of period	$	10,029	$	9,972

See accompanying notes to the financial statements

Westchester Capital Planning, Inc.
Statement of Shareholder's Equity

	Common Stock	Additional Paid In Capital	Retained (Deficit)	Total
Balance January 1, 2015	$ 2,000	$ 18,422	$ (8,382)	$ 12,040
Net Income			42,969	42,969
Cash dividend distributed			(47,609)	(47,609)
Balance December 31, 2015	2,000	18,422	(13,022)	7,400
Net Income			48,908	48,908
Cash dividend distributed			(48,635)	(48,635)
Balance December 31, 2016	$ 2,000	$ 18,422	$ (12,749)	$ 7,673

See accompanying notes to the financial statements

A-Organization

Westchester Capital Planning, Inc. (the "Company"), is a New York company, providing financial services to investors.

B-Summary of Significant Accounting Policies

The Company is on the accrual basis of accounting whereby income is recognized when earned and expenses are recognized when incurred.

C-Income Taxes

The Company has elected to be treated as a sub-chapter "S" corporation for federal income tax purposes. Consequently, federal income taxes are not payable by, or provided for, the Company. Members are taxed individually on their share of the Company's earnings. The Company's net income or loss allocated among the members in accordance with the regulations of the Company.

D-Net Capital Requirements

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule, which requires the maintenance of minimum net capital. As of December 31, 2016 and 2015 the company was in compliance with its capital requirements and had excess net capital of $2,673 and $2,400, respectively.

Westchester Capital Planning, Inc.
Schedule I-Statements of Net Capital
For the Year Ended December 31,

	2016	2015
Total Assets	10,029	9,972
Less: total liabilities	2,356	2,572
Net worth	7,673	7,400
Less: non-allowable assets	-	-
Current capital	7,673	7,400
Less: haircuts	-	-
Net capital	7,673	7,400
Required net capital	5,000	5,000
Excess net capital	2,673	2,400
Aggregate indebtedness	2,356	2,572
Aggregate indebtedness to net capital	30.71%	34.76%

Note:

There are no material differences between the preceding computation and the Company's corresponding unaudited part II of Form X-17A-5 as of December 31, 2016 & 2015.

See accompanying notes to the financial statements.

RON FRIEDMAN CPA

RON FRIEDMAN, CPA
177 White Plains Road-Apt. 14E
Tarrytown, New York 10591
ron@ronfriedmancpa.com
(T) 914.631.0369
(C) 914.830.4369
(F) 914.631.0939

Report of Independent Registered Public Accounting Firm

I have reviewed management's statements, included in the accompanying Westchester Capital Planning , Inc.'s Exception Report, in which: (1) Westchester Capital Planning, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Westchester Capital Planning, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3(k)1 and 17 C.F.R. § 240.15c3-3(k)2i (the "exemption provisions") and (2) Westchester Capital Planning, Inc. stated that Westchester Capital Planning, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Westchester Capital Planning, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Westchester Capital Planning, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on our review, I are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraphs (k)1 and (k)2i of Rule 15c3-3 under the Securities Exchange Act of 1934.

Ron Friedman

Ron Friedman, CPA
Tarrytown, New York
February 24, 2017

RON FRIEDMAN
CPA

RON FRIEDMAN, CPA
177 White Plains Road-Apt. 14E
Tarrytown, New York 10591
ron@ronfriedmancpa.com
(T) 914.631.0369
(C) 914.830.4369
(F) 914.631.0939

Board of Director and Shareholder
Westchester Capital Planning, Inc.
21 Millbrook Lane
Kerhonkson, NY 12446

In planning and performing our audit of the financial statements of Westchester Capital Planning, Inc. for the year ended December 31, 2016, we considered the Company's internal control structure to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the internal control structure.

During our audit we did not find any material inadequacies in the Company's internal control structure required to be reported pursuant to SEC rule 17a-5(j).

Ron Friedman

Ron Friedman
Tarrytown, New York
February 24, 2017

Westchester Capital Planning, Inc.
21 Millbrook Lane
Kerhonkson, NY 12446

Westchester Capital Planning's Exception Report

Westchester Capital Planning (the "Company") is a registered broker-dealer subject to Rule l7a- 5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(l) and (4). To the best of its knowledge and belief, the Company states the following:

The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of l7 C.F.R. § 240.15c3-3 *(k)l* and 17 C.F.R. § 240.15c3-3(k)2i:

Westchester Capital Planning, Jnc.

I, Michael Ross, swear (or affirm) that, to the best of my knowledge and belief, this Exemption Report is true and correct.

Michael Ross, President & sole shareholder

President & Sole Shareholder

February 24, 2017

Securities Investor Protection Corporation
1667 K Street NW, Ste 10000
Washington, DC 20006-1620

Forwarding and Address Correction Requested

Check appropriate boxes.
☐ (i) its principal business, in the determination of SIPC, taking into account business of affiliated entities, is conducted outside the United States and its territories and possessions;*
(ii) its business as a broker-dealer is expected to consist exclusively of:
☒ (I) the distribution of shares of registered open end investment companies or unit investment trusts;
☒ (II) the sale of variable annuities;
☒ (III) the business of insurance;
☐ (IV) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts;
☐ (iii) it is registered pursuant to 15 U.S.C. 78o(b)(11)(A) as a broker-dealer with respect to transactions in securities futures products;

Pursuant to the terms of this form (detailed below).
x [signature] 30 January 2016
Authorized Signature/Title Date

SIPC-3 2016

8-

8-051213 FINRA DEC 1/5/1999
WESTCHESTER CAPITAL PLANNING INC
21 MILLBROOK LANE
KERHONKSON, NY 12446

Securities Investor Protection Corporation
1667 K Street NW, Ste 10000
Washington, DC 20006-1620

Form SIPC-3 FY 2016_

Certification of Exclusion From Membership.
TO BE FILED BY A BROKER-DEALER WHO CLAIMS EXCLUSION FROM MEMBERSHIP IN THE SECURITIES INVESTOR PROTECTION CORPORATION ("SIPC") UNDER SECTION 78ccc(a)(2)(A) OF THE SECURITIES INVESTOR PROTECTION ACT OF 1970 ("SIPA").

The above broker-dealer certifies that during the year ending **December 31, 2016** its business as a broker-dealer is expected to consist exclusively of one or more of the following (check appropriate boxes):

☐ (i) its principal business, in the determination of SIPC, taking into account business of affiliated entities, is conducted outside the United States and its territories and possessions;*

☒ (ii) its business as a broker-dealer is expected to consist exclusively of:
☒ (I) the distribution of shares of registered open end investment companies or unit investment trusts;
☒ (II) the sale of variable annuities;
☒ (III) the business of insurance;
☐ (IV) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts;

☐ (iii) it is registered pursuant to 15 U.S.C. 78*o*(b)(11)(A) as a broker-dealer with respect to transactions in securities futures products;

and that, therefore, under section 78ccc(a)(2)(A) of SIPA it is excluded from membership in SIPC.

*If you have any questions concerning the foreign exclusion provision please contact SIPC via telephone at 202-371-8300 or e-mail at asksipc@sipc.org to request a foreign exclusion questionnaire.

The following bylaw was adopted by the Board of Directors:

Interest on Assessments.

... If any broker or dealer has incorrectly filed a claim for exclusion from membership in the Corporation, such broker or dealer shall pay, in addition to all assessments due, interest at the rate of 20% per annum of the unpaid assessment for each day it has not been paid since the date on which it should have been paid.

In the event of any subsequent change in the business of the undersigned broker-dealer that would terminate such broker-dealer's exclusion from membership in SIPC pursuant to section 78ccc(a)(2)(A) of the SIPA, the undersigned broker-dealer will immediately give SIPC written notice thereof and make payment of all assessments thereafter required under section 78ddd(c) of the SIPA.

Sign, date and return this form no later than 30 days after the beginning of the year, using the enclosed return envelope.

Retain a copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Westchester Capital Planning, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

21 Millbrook Lane
(No. and Street)

Kerhonkson, N.Y. 12446
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Ross (845) 626-1118
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ron Friedman, CPA
(Name – *if individual, state last, first, middle name*)

177 White Plains Road (14e) Tarrytown, NY 10591
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael Ross, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Westchester Capital Planning, Inc, as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

President

Title

Notary Public

ZENOVIA M STECYK
NOTARY PUBLIC STATE OF NEW YORK
ULSTER COUNTY
LIC. #01ST615[illegible]
COMM. EXP. 10/16/2018

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WESTCHESTER CAPITAL PLANNING, INC.

AUDITED FINANCIAL STATEMENTS

DECEMBER 31, 2016 & 2015

Westchester Capital Planning, Inc.
Table of Contents

RON FRIEDMAN
CPA

Independent Auditor's Report

Board of Directors and Shareholders
Westchester Capital Planning, Inc.

We have audited the accompanying statements of financial condition of Westchester Capital Planning, Inc. (the "Company") as of December 31, 2016 and 2015, and the related statements of income and changes in stockholders' equity, and statements of cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. The Company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with standards of the Public Company Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. The Company is not required to, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Westchester Capital Planning, Inc. as of December 31, 2016 and 2015, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

The accompanying supplemental information including Schedule I-Computation of Net Capital. Under Rule 15c3-1 of the Securities and Exchange Commission, has been subjected to audit procedures performed in conjunction with the audits of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ron Friedman

Ron Friedman, CPA
February 24, 2017

Westchester Capital Planning, Inc.
Statements of Financial Condition
For the Year Ended December 31,

	2016	2015
ASSETS		
Current Assets		
Cash	$ 10,029	$ 9,972
Total current assets	10,029	9,972
Fixed Assets		
Computer equipment	2,183	2,183
Less: Accumulated depreciation	(2,183)	(2,183)
Total fixed assets	-	-
TOTAL ASSETS	$ 10,029	$ 9,972
LIABILITIES AND STOCKHOLDER'S EQUITY		
Current liabilities		
Accounts payable	$ 491	$ 457
Accrued expenses	1,865	2,115
Total current liabilities	2,356	2,572
Stockholder's equity		
Common Stock-no par value, 200 shares authorized, issued and outstanding	2,000	2,000
Additional paid in capital	18,422	18,422
Retained earnings (deficit)	(12,749)	(13,022)
Total stockholder's equity	7,673	7,400
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 10,029	$ 9,972

See accompanying notes to the financial statements

Westchester Capital Planning, Inc.
Statements of Income and Retained Earnings (Deficit)
For the Year Ended December 31,

	2016	2015
Revenues		
Commission income	$ 78,513	$ 74,177
Total Revenue	78,513	74,177
Expenses		
Officer salary	10,700	10,500
Payroll tax expense	1,053	1,024
Auto expenses	6,316	6,185
Bank service charges	285	199
Office expense	289	1,175
License and registrations	1,589	2,333
Legal and accounting	2,770	2,640
Rent and office services	3,240	3,240
Postage	471	1,020
Telephone	2,892	2,892
Total operating expenses	29,605	31,208
Net income	48,908	42,969
Retained earnings (deficit), beginning of year	(13,022)	(8,382)
Shareholder distributions	(48,635)	(47,609)
Retained earnings (deficit), end of year	$ (12,749)	$ (13,022)

See accompanying notes to the financial statements

Westchester Capital Planning, Inc.
Statements of Cash Flows
For the Year Ended December 31,

		2016		2015
Cash flows from operating activities				
Net income	$	48,908	$	42,969
Adjustments to reconcile net income to cash provided by operating activities:				
Accrued expenses		34		(150)
Accounts payable		(250)		(143)
Cash provided by operating activities		48,692		42,676
Cash flows from financing activities				
Shareholder distributions		(48,635)		(47,609)
Cash (used) for financing activities		(48,635)		(47,609)
Increase (decrease) in cash for the period		57		(4,933)
Cash-beginning of period		9,972		14,905
Cash-end of period	$	10,029	$	9,972

See accompanying notes to the financial statements

Westchester Capital Planning, Inc.
Statement of Shareholder's Equity

	Common Stock	Additional Paid In Capital	Retained (Deficit)	Total
Balance January 1, 2015	$ 2,000	$ 18,422	$ (8,382)	$ 12,040
Net Income			42,969	42,969
Cash dividend distributed			(47,609)	(47,609)
Balance December 31, 2015	2,000	18,422	(13,022)	7,400
Net Income			48,908	48,908
Cash dividend distributed			(48,635)	(48,635)
Balance December 31, 2016	$ 2,000	$ 18,422	$ (12,749)	$ 7,673

See accompanying notes to the financial statements

Westchester Capital Planning, Inc.
Notes to the Financial Statements
December 31, 2016 & 2015

A-Organization

Westchester Capital Planning, Inc. (the "Company"), is a New York company, providing financial services to investors.

B-Summary of Significant Accounting Policies

The Company is on the accrual basis of accounting whereby income is recognized when earned and expenses are recognized when incurred.

C-Income Taxes

The Company has elected to be treated as a sub-chapter "S" corporation for federal income tax purposes. Consequently, federal income taxes are not payable by, or provided for, the Company. Members are taxed individually on their share of the Company's earnings. The Company's net income or loss allocated among the members in accordance with the regulations of the Company.

D-Net Capital Requirements

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule, which requires the maintenance of minimum net capital. As of December 31, 2016 and 2015 the company was in compliance with its capital requirements and had excess net capital of $2,673 and $2,400, respectively.

Westchester Capital Planning, Inc.
Schedule I-Statements of Net Capital
For the Year Ended December 31,

	2016	2015
Total Assets	10,029	9,972
Less: total liabilities	2,356	2,572
Net worth	7,673	7,400
Less: non-allowable assets	-	-
Current capital	7,673	7,400
Less: haircuts	-	-
Net capital	7,673	7,400
Required net capital	5,000	5,000
Excess net capital	2,673	2,400
Aggregate indebtedness	2,356	2,572
Aggregate indebtedness to net capital	30.71%	34.76%

Note:

There are no material differences between the preceding computation and the Company's corresponding unaudited part II of Form X-17A-5 as of December 31, 2016 & 2015.

See accompanying notes to the financial statements.

RON FRIEDMAN
CPA

RON FRIEDMAN, CPA
177 White Plains Road-Apt. 14E
Tarrytown, New York 10591
ron@ronfriedmancpa.com
(T) 914.631.0369
(C) 914.830.4369
(F) 914.631.0939

Report of Independent Registered Public Accounting Firm

I have reviewed management's statements, included in the accompanying Westchester Capital Planning , Inc.'s Exception Report, in which: (1) Westchester Capital Planning, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Westchester Capital Planning, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3(k)1 and 17 C.F.R. § 240.15c3-3(k)2i (the "exemption provisions") and (2) Westchester Capital Planning, Inc. stated that Westchester Capital Planning, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Westchester Capital Planning, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Westchester Capital Planning, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on our review, I are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraphs (k)1 and (k)2i of Rule 15c3-3 under the Securities Exchange Act of 1934.

Ron Friedman

Ron Friedman, CPA
Tarrytown, New York
February 24, 2017

RON FRIEDMAN
CPA

RON FRIEDMAN, CPA
177 White Plains Road-Apt. 14E
Tarrytown, New York 10591
ron@ronfriedmancpa.com
(T) 914.631.0369
(C) 914.830.4369
(F) 914.631.0939

Board of Director and Shareholder
Westchester Capital Planning, Inc.
21 Millbrook Lane
Kerhonkson, NY 12446

In planning and performing our audit of the financial statements of Westchester Capital Planning, Inc. for the year ended December 31, 2016, we considered the Company's internal control structure to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the internal control structure.

During our audit we did not find any material inadequacies in the Company's internal control structure required to be reported pursuant to SEC rule 17a-5(j).

Ron Friedman

Ron Friedman
Tarrytown, New York
February 24, 2017

Westchester Capital Planning, Inc.
21 Millbrook Lane
Kerhonkson, NY 12446

Westchester Capital Planning's Exception Report

Westchester Capital Planning (the "Company") is a registered broker-dealer subject to Rule l7a- 5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(l) and (4). To the best of its knowledge and belief, the Company states the following:

The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of l7 C.F.R. § 240.15c3-3 *(k)l* and 17 C.F.R. § 240.15c3-3(k)2i:

Westchester Capital Planning, Jnc.

I, Michael Ross, swear (or affirm) that, to the best of my knowledge and belief, this Exemption Report is true and correct.

Michael Ross, President & sole shareholder

President & Sole Shareholder

February 24, 2017

Securities Investor Protection Corporation
1667 K Street NW, Ste 10000
Washington, DC 20006-1620

Forwarding and Address Correction Requested

Check appropriate boxes.
☐ (i) its principal business, in the determination of SIPC, taking into account business of affiliated entities, is conducted outside the United States and its territories and possessions;*
(ii) its business as a broker-dealer is expected to consist exclusively of:
☒ (I) the distribution of shares of registered open end investment companies or unit investment trusts;
☒ (II) the sale of variable annuities;
☒ (III) the business of insurance;
☐ (IV) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts;
☐ (iii) it is registered pursuant to 15 U.S.C. 78o(b)(11)(A) as a broker-dealer with respect to transactions in securities futures products;

Pursuant to the terms of this form (detailed below).
x [signature] 30 January 2016
Authorized Signature/Title Date

SIPC-3 2016

8-

8-051213 FINRA DEC 1/5/1999
WESTCHESTER CAPITAL PLANNING INC
21 MILLBROOK LANE
KERHONKSON, NY 12446

Securities Investor Protection Corporation
1667 K Street NW, Ste 10000
Washington, DC 20006-1620

Form SIPC-3 FY 2016

Certification of Exclusion From Membership.

TO BE FILED BY A BROKER-DEALER WHO CLAIMS EXCLUSION FROM MEMBERSHIP IN THE SECURITIES INVESTOR PROTECTION CORPORATION ("SIPC") UNDER SECTION 78ccc(a)(2)(A) OF THE SECURITIES INVESTOR PROTECTION ACT OF 1970 ("SIPA").

The above broker-dealer certifies that during the year ending **December 31, 2016** its business as a broker-dealer is expected to consist exclusively of one or more of the following (check appropriate boxes):

☐ (i) its principal business, in the determination of SIPC, taking into account business of affiliated entities, is conducted outside the United States and its territories and possessions;*

(ii) its business as a broker-dealer is expected to consist exclusively of:
☒ (I) the distribution of shares of registered open end investment companies or unit investment trusts;
☒ (II) the sale of variable annuities;
☒ (III) the business of insurance;
☐ (IV) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts;

☐ (iii) it is registered pursuant to 15 U.S.C. 78*o*(b)(11)(A) as a broker-dealer with respect to transactions in securities futures products;

and that, therefore, under section 78ccc(a)(2)(A) of SIPA it is excluded from membership in SIPC.

*If you have any questions concerning the foreign exclusion provision please contact SIPC via telephone at 202-371-8300 or e-mail at asksipc@sipc.org to request a foreign exclusion questionnaire.

The following bylaw was adopted by the Board of Directors:

<u>Interest on Assessments.</u>

... If any broker or dealer has incorrectly filed a claim for exclusion from membership in the Corporation, such broker or dealer shall pay, in addition to all assessments due, interest at the rate of 20% per annum of the unpaid assessment for each day it has not been paid since the date on which it should have been paid.

In the event of any subsequent change in the business of the undersigned broker-dealer that would terminate such broker-dealer's exclusion from membership in SIPC pursuant to section 78ccc(a)(2)(A) of the SIPA, the undersigned broker-dealer will immediately give SIPC written notice thereof and make payment of all assessments thereafter required under section 78ddd(c) of the SIPA.

Sign, date and return this form no later than 30 days after the beginning of the year, using the enclosed return envelope.

Retain a copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.